

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

✱



14041537

SEC FILE NUMBER
8- 52843

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/13___ AND ENDING ___06/30/14___

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _LIME BROKERAGE LLC_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___625 BROADWAY 12 TH FLOOR___

(No. and Street)

___NEW YORK___   ___NY___   ___10012___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___BASILIOS TAKOS___   ___212 824 5538___

                    (Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___GRANT THORNTON LLP___

(Name _if individual, state last, first, middle name_)

___515 SOUTH FLOWER STREET LOS ANGELES CA 90017___

(Address)   (City)   (State)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __BASILIOS TAKOS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LIME BROKERAGE LLC__ , as of __JUNE 30__ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

CFO
Title

_____
Notary Public

Aug 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2014

LIME BROKERAGE LLC
(A limited liability company)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
515 S. Flower Street, 7th Floor
Los Angeles, CA 90071
T 213.627.1717
F 213.624.6793
www.GrantThornton.com

Board of Directors
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
September 5, 2014

LIME BROKERAGE LLC
(A limited liability company)
Statement of Financial Condition
As of June 30, 2014

ASSETS

Cash	$	685,766
Cash segregated under federal and other regulations or requirements		461,665
Accounts receivable		303,001
Due from clearing brokers		2,311,948
Due from other brokers		317,593
Due from customers		49,036
Due from affiliates		24,921
Property and equipment, less accumulated depreciation of $7,979,562		1,377,062
Intangible and intellectual property, less accumulated amortization of $662,842		1,261,155
Due from parent company		3,644,801
Prepaid expenses and other assets		183,844
Total assets	$	10,620,792

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to other brokers	$	934,235
Deferred lease liability		265,651
Accounts payable		535,049
Accrued expenses and other liabilities		453,749
Total liabilities		2,188,684
Member's equity		8,432,108
Total liabilities and member's equity	$	10,620,792

The accompanying notes are an integral part of this statement.

LIME BROKERAGE LLC
(A limited liability company)
Notes to Financial Statement
June 30, 2014

---

1. ORGANIZATION AND BUSINESS ACTIVITY

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Wedbush, Inc. ("Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"); the Commodity Futures Trading Commission ("CFTC"); and the National Futures Association ("NFA"). Prior to June 10, 2011, the Company was a wholly-owned subsidiary of Lime Brokerage Holdings LLC. The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. ("WSI"), a related party, ABN AMRO Clearing Chicago LLC ("ABN"), and JP Morgan and Chase ("JPM"), pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Parent has agreed to provide financial support to the Company and may supply additional capital as required to meet both regulatory and/or business requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records transaction fees, consisting of customer commissions net of execution venue fees and rebates, on a trade-date basis. Execution and clearing costs incurred in the execution of customer-directed trades are also recorded on a trade-date basis. The firm also earns a percentage of margin interest that is charged to customers by the clearing firms.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Accounts receivable represent fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as all amounts outstanding are collectible.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are depreciated over 10 or 15 years.

The Company is a limited liability company. As such, income or loss of the Company is allocated 100% to the sole member, Wedbush Inc, for inclusion in its income tax return. The Company has provided for federal, state and local income taxes based on an allocation from the Parent. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM/TO CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. At June 30, 2014, the Due from Clearing Brokers includes required deposits aggregating $500,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. DUE FROM/TO OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At June 30, 2014, $317,593 of net rebates were reported as Due from Other Brokers and $934,235 of net fees were reported as Due to Other Brokers.

5. PROPERTY AND EQUIPMENT

Details of property and equipment at June 30, 2014 are as follows:

Leasehold improvements	$ 2,392,852
Furniture	801,678
Office equipment	943,984
Computer equipment	5,218,110
Subtotal	9,356,624
Less accumulated depreciation and amortization	7,979,562
Net	$ 1,377,062

6. INTANGIBLES - INTELLECTUAL PROPERTY

On June 10, 2011, the Parent acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company is amortizing this asset over 4 years.

Per ASC 350-30, intangible assets with "finite" useful life are amortized over useful life. All intangible assets are tested for impairment and the impairment loss is recognized when the carrying amount is less than the fair value.

The projected amortization of these assets for fiscal years ending June 30 is:

2015	229,100
2016	125,975
2017	91,600
2018	91,600
Thereafter	725,165
	1,263,440

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains its cash balances with large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these amounts to date.

8. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2014, the Company's net capital was $1,113,897, which was $863,897 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital was 1.96:1. Lime is reliant on the Parent for funding to maintain capital adequacy until such time as the Company's cash flows from operations are sufficient to meet regulatory capital requirements.

9. COMMITMENTS AND CONTINGENCIES

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. One such case involves a FINRA Market Surveillance matter which alleges that the Company's supervisory system was not reasonably designed to monitor for a specific pattern of customer trading activity. Management continues to have discussions with FINRA regarding these allegations and any potential fee or fine is not reasonably estimable or probable at this time. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

On June 30, 2005, the Company entered into a non-cancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended June 30, 2014 amounted to $88,939. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2014, there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a non-cancellable operating lease for a technology development center in Massachusetts. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the year ended June 30, 2014 amounted to $189,145.

On March 29, 2013, the Company entered into a non-cancellable operating lease for a technology development center in Massachusetts. The term of this lease, begins on Oct 1, 2013 and ends August 31, 2023. Rent expense as of June 30, 2014 amounted to $292,143.

On June 12, 2008, the Company entered into a non-cancellable operating lease for office space in New York. The lease expires on November 12, 2018. Rent paid for the year ended June 30, 2014 amounted to $538,253. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2014, there have been no draw downs under this letter of credit.

As of June 30, 2014, future minimum lease payments due under the above leases are approximately as follows:

Years Ending June 30, 2014

2015	1,059,000
2016	1,089,000
2017	1,109,000
2018	1,066,000
2019	680,000
Thereafter	2,021,000
Total future office lease payments	$ 7,024,000

The Company subleases to affiliates space in its New York City office. For the year ended June 30, 2014, income from this sublease amounted to approximately $180,000.

As part of its operations, the Company entered into multiple equipment leases, all of which are with a related party, Wedbush Leasing Inc. (WLI). During the course of the year the Company paid $418,700 of equipment lease expense to WLI. The equipment leases range from 1-3 years. As of June 30, 2014, future minimum lease payments due under the equipment leases are approximately as follows.

Years Ending June 30,

2015	$	444,800
2016		267,900
2017		95,000
2018 and after		252,200
Total future equipment lease payments	$	1,059,900

10. RELATED PARTY TRANSACTIONS

For the year ended June 30, 2014, the Company entered into occupancy and telecom expense sharing transactions with related parties. As of June 30, 2014, the Company was due $24,920 from Wedbush Securities, Inc. (WSI). This amount is included in Prepaid and Other Assets on the Statement of Financial Condition.

The Company provided brokerage and technology services to WSI. For the year ended June 30, 2014, the Company earned $4,200,000 million for technology services, $1,780,000 for collocation execution services, $360,000 for Cactus licensing fees, and $30,000 for technology installation services. The Company also earned $766,788 in financing revenue.

At June 30, 2014, the Company had a clearing deposit of $250,000, a commission receivable of $300,282 and a clearing account balance of $250,392 with Wedbush Securities, Inc.

For the year ended June 30, 2014, the Company collected $4,992,661 of commissions via WSI and paid $413,039 in clearing fees to WSI.

11. INCOME TAXES

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent Wedbush, Inc., whereby the Company calculates its corresponding tax amounts by looking at the Company's benefits of loss tax allocation method that considers those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Company assesses its tax positions for all open tax years (2009-2013) and determines whether there are any, material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

There was a prior period correction of an error of $556,551 related to the determination of deferred tax assets. Specifically, the Company did not include state and federal R&D credits in its tax provisions in prior years, while it did include these credits on its tax returns in prior years. The correction was recorded as an increase in opening Members Equity with a corresponding increase in Due from Parent Company.

(a) Federal and State Income Taxes

Income tax expense of the Company for the year ended June 30, 2014, is as follows:

	Federal	State	Total
Current	$ (472,000)	$ (190,000)	$ (662,000)
Deferred	(499,000)	(291,000)	(790,000)
Total	$ **(971,000)**	$ **(481,000)**	$ **(1,452,000)**

Net income taxes receivable of $3,644,801, which includes deferred tax assets of $1,558,000, at June 30, 2014, is included in Due from Parent on the statement of financial condition.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carry-forwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets	
R&D Credits	$ 1,020,000

Deferred Lease Liability	108,000
Amortization	242,000
Depreciation	182,000
Accrued expenses	6,000
Total deferred tax assets	1,558,000
Deferred tax liabilities	
California Franchise Tax	(0)
Total deferred tax liabilities	(0)
Net deferred tax assets $	**1,558,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

The difference between total income tax expense and the amount of expense that would be computed by applying only the federal corporate income tax rate of 35% to earnings is due to the following:

		Amount	Percentage
Federal income taxes	$	(860,000)	(35.0%)
State income tax, net of federal benefit		(141,000)	(5.7%)
R&D Credits		(457,000)	(18.6%)
Other		6,000	0.2%
Total income taxes	$	**(1,452,000)**	**(59.1%)**

12.   401(k) PLAN

The Company participates, in conjunction with its Parent, in a 401(k) Retirement Plan (the "Wedbush 401(k) Plan") for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company did not elect to make such a matching contribution for the six month period ended June 30, 2014.

13. **SUBSEQUENT EVENTS**

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements. The Company has determined that there are no material events that would require disclosure in the financial statements.